1-15226

02050632

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AUG 14 2002

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For: August 13, 2002

ENCANA CORPORATION
(Translation of registrant's name into English)

1800 855 - 2nd Street S.W.

Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

PROCESSED
AUG 16 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ______ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956 and No. 333-85598.

CR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Registrant)

By: [signature]

Name: Trudy M. Curran
Title: Assistant Corporate Secretary

Date: August 13, 2002

Form 6-K Exhibit Index

Exhibit No.	
1.	News Release dated August 13, 2002 referenced as: "EnCana Discovers Gas at Annapolis in Deepwater Offshore Nova Scotia".

EnCana news release

EnCana discovers gas at Annapolis in deepwater offshore Nova Scotia

Find confirms potential in deepwater basin and company lands

CALGARY (August 13, 2002) -- EnCana Corporation (TSE, NYSE: ECA) today announced that the Annapolis G-24 deepwater wildcat well, located 350 kilometers south of Halifax offshore Nova Scotia, has discovered natural gas. The well encountered approximately 100 feet (30.5 meters) of net gas pay over several zones.

The Marathon Canada Limited-operated G-24 well, which was drilled on Exploration License 2377 in 5,500 feet (1,710 meters) of water, will be temporarily abandoned to enable a possible re-entry at a later date.

"Following our success in the shallow water, with Deep Panuke, this discovery of gas is an essential step in determining the commercial potential of the deepwater Nova Scotia basin," said Gerry Macey, President, Offshore & New Ventures Exploration. "The G-24 well has confirmed the presence of reservoirs and hydrocarbons. It is a very encouraging beginning for our deepwater acreage."

EnCana holds a 26-percent interest in the Annapolis prospect. The remaining interests are held by Marathon Oil Company, operator (30 percent); Norsk Hydro Canada Oil and Gas Inc. (25 percent); and Murphy Oil Company Limited (19 percent). Offshore Nova Scotia, EnCana has interests in a total of 4.9 million gross acres of lands (2.7 million net), of which 3.0 million gross acres are in the deepwater region (1.7 net). The company has identified multiple prospects on these leases.

The first well to be drilled on the Annapolis prospect, Annapolis B-24, was suspended in March 2002 after experiencing an influx of gas at a well depth of 11,469 feet (3,500 meters). Following a detailed analysis of this event and the condition of the well, partners elected to plug and abandon the well for mechanical reasons. Annapolis G-24 was a replacement well. It spudded in April 2002 adjacent to the B-24 well, and was drilled to a total depth of 20,282 feet (6,182 meters).

EnCana is the largest North American based independent oil and gas company, with an enterprise value of approximately C$29 billion. It is North America's largest independent natural gas producer and gas storage operator. Ninety percent of the company's assets are in four key North American growth platforms: Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains and the Gulf of Mexico. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada's emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high-potential international

ENCANA.

growth platforms: Ecuador, where EnCana is the largest private sector oil producer, and the U.K. central North Sea, where EnCana is the operator of a very large oil discovery. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry's best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

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ADVISORY – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management's assessment of EnCana's future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana's internal projections, expectations or beliefs concerning future operating results and various components thereof, future economic performance; the possible reserves and production to be realized from the prospect described in this news release; the production and growth potential of its various assets, including assets in the U.S. Rockies and Canada; the anticipated oil and natural gas prices for the remainder of 2002; and the sources and deployment of expected capital in 2002.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; market competition; risks inherent in the company's marketing operations; imprecision of reserve estimates; the company's ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana and its indirect wholly owned subsidiary, Alberta Energy Company Ltd. (AEC). Although EnCana believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company's Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contacts:

Audra Hyde
Manager, Investor Relations
(403) 645-3244
investor.relations@encana.com

Greg Kist
Manager, Investor Relations
(403) 645-4737

Media contact:

Alan Boras
Manager, Media Relations
(403) 645-4747

Scott Ranson
Manager, Public Affairs
(403) 645-2710